UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response 2.50

FORM 12b-25	SEC FILE NUMBER 000-54502

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One): ☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

AlphaPoint Technology, Inc.

Full Name of Registrant

Former Name if Applicable

6371 Business Blvd. Suite 200

Address of Principal Executive Office (Street and Number)

Sarasota, Florida, 34240

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the period ending December 31, 2015 because of delays in the completion of its financial statements and related portions of the Form 10-K due to the acquisition of the UK based Strategy to Revenue Ltd. in the 4th quarter of 2015. The delays could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, the Company anticipates filing its Form 10-K no later than fifteen calendar days following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Harrison Law, P.A.	941	723-7564
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects a significant variance in revenue and operating expenses in year ended December 31, 2015 as compared to the previous year due to the Registrant’s recent acquisition of Strategy to Revenue Ltd., a United Kingdom company, in the 4th quarter of 2015.  Furthermore, the Registrant retained new auditors on January 19, 2016.  An estimate of the results cannot be made as this is the first combined audit for the Registrant with its wholly owned United Kingdom subsidiary being conducted by the Registrant’s new audit firm.

AlphaPoint Technology, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2016	By	/s/ Gary MacLeod
Gary MacLeod, Chief Executive Officer